Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 21, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on August 21, 2003, entitled “VODAFONE TO SELL JAPANESE FIXED LINE SUBSIDIARY”.

21 August 2003

VODAFONE TO SELL JAPANESE FIXED LINE SUBSIDIARY

Vodafone Group Plc (“Vodafone”) announces today that its 66.7% indirectly owned subsidiary Japan Telecom Holdings Co., Ltd. (“Japan Telecom Holdings”), has agreed to the leveraged acquisition of its 100% owned fixed line business, Japan Telecom Co., Ltd. (“Japan Telecom”), by an affiliate of RHJ Industrial Partners, a Ripplewood Holdings LLC (“Ripplewood”) fund dedicated to making investments in Japan.

As a result of the transaction, Japan Telecom Holdings will receive ¥261.3 billion (£1.4 billion) as follows:

•                                          ¥228.8 billion (£1.2 billion) of cash; and

•                                          ¥32.5 billion (£0.2 billion) of redeemable preferred equity.

The enterprise value of Japan Telecom is expected to be approximately ¥262 billion (£1.4 billion) in early October 2003. The cash received will be used to reduce Vodafone’s consolidated net debt.

Japan Telecom Holdings intends to retain the redeemable preferred equity, which is transferable, at least until July 2004.

Subject to the fulfilment of certain conditions, including signing definitive agreements relating to bank financing, for which signed commitments have been received from 11 banks, the transaction is expected to close in the final quarter of calendar year 2003.  Vodafone expects to cease consolidating Japan Telecom once the definitive agreements relating to the bank financing are signed, which is expected to occur in early October.

Arun Sarin, Chief Executive of Vodafone said:

“Since we took control of Japan Telecom in 2001, Vodafone has proved successful in developing the business under the dynamic leadership of Bill Morrow.  We are confident that Ripplewood will continue to show the same high regard for Japan Telecom’s customers, employees and suppliers and will be successful in growing the business further.  Vodafone remains committed as a significant investor in Japan through our mobile subsidiary J-Phone. We continue to be encouraged by the excellent progress that J-Phone is making in a market place which has further growth potential.”

UBS Investment Bank acted as sole financial adviser to Vodafone and Japan Telecom Holdings on this transaction.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

John West

Tel:  +44 (0) 20 7600 2288

UBS Investment Bank (Financial Adviser and Broker to Vodafone)

Warren Finegold

Mark Lewisohn

Andre Sokol

+44 (0) 20 7567 8000

Steven Thomas

+81 3 5208 6000

Notes to Editors

About Japan Telecom Holdings

Japan Telecom Holdings provides fixed line services through its 100% owned subsidiary  Japan Telecom and mobile services through its 45.1% interest in J-Phone Co., Ltd. (“J-Phone”).  Japan Telecom Holdings is listed on the Tokyo and Osaka Stock Exchanges, with Vodafone holding an indirect interest of 66.7% in the company.  Separately from Japan Telecom Holdings, Vodafone also holds an indirect 39.7% interest in J-Phone, giving it a total economic interest of approximately 69.7% in J-Phone.  Japan Telecom Holdings’ significant assets after the sale will consist of a 45.1% stake in J-Phone and 100% stakes in Japan System Solutions Co.,Ltd. and Telecom Express Co.,Ltd.

For more information, please visit www.telecom-holdings.co.jp

About Japan Telecom

Japan Telecom provides fixed line voice and data transmission services to customers across Japan through approximately 10,000 km of fibre-optic networks.  Under UK GAAP, Japan Telecom’s net assets at 31 March 2003 were ¥270 billion (£1.44 billion), its pre-tax profit, before exceptionals, for the year to 31 March 2003 was ¥29 billion (£0.15 billion) and its pre-tax loss, after exceptionals, for the year to 31 March 2003 was ¥52 billion (£0.28 billion).

For more information, please visit www.japan-telecom.co.jp

Exchange rates

For illustrative purposes, an exchange rate of ¥188.3:£1 as at 20 August 2003 has been used for the translation of all Japanese Yen balances other than as described below.

The value of Japan Telecom’s net assets as at 31 March 2003 has been translated at an exchange rate of ¥187.4:£1.

Japan Telecom’s pre-tax profit, before exceptionals, and its pre-tax loss, after exceptionals, for the year to 31 March 2003 has been translated at an average exchange rate of ¥188.9:£1.

UBS is acting for Vodafone and Japan Telecom Holdings and no one else and will not be responsible to anyone other than Vodafone and Japan Telecom Holdings for providing the protections offered to clients of UBS or for providing advice in relation to the transaction or in relation to the contents of this announcement or any transaction or arrangement referred to herein.

Cautionary note regarding forward-looking statements:

Statements in this press release that are not statements of historical fact may include forward-looking statements regarding future events or the future financial performance of the companies mentioned.  We wish to caution you that such statements are just predictions and that actual events or results may differ materially.  Forward-looking statements involve a number of risks and uncertainties surrounding the mentioned transactions and other factors related to the business of the companies mentioned.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

Dated: August 21, 2003	By: /s/ S R SCOTT Name: Stephen R. Scott Title: Company Secretary